

# Paul Majcherczyk · 2nd

Founder, Business Owner at Fabalish

New York, New York, United States ·

Contact info

500+ connections

9 mutual connections: Dinesh Tadepalli, Morgan Gilliam, and 7 others

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Fabalish

The Cooper Union for the Advancement of Science...

## Experience

**Founder, Business Owner**
Fabalish
Aug 2018 – Present · 3 yrs 1 mo
New York City

**VP of Operations**
Tributary Ventures, Inc.
Jun 2016 – Aug 2018 · 2 yrs 3 mos
Mahwah

**Vice President**
Morgan Stanley
Jun 2010 – Jun 2016 · 6 yrs 1 mo

**Analyst**
Credit Suisse
Jul 2007 – Jun 2010 · 3 yrs

## Education

**The Cooper Union for the Advancement of Science and Art**
B.E. Electrical Engineering, Computer Science

## Skills & endorsements

**Business Analysis** · 25

Endorsed by **4 of Paul's colleagues at Tributary Ventures, Inc.**

**Financial Modeling** · 21

Endorsed by **3 of Paul's colleagues at Tributary Ventures, Inc.**

**Project Management** · 16

Endorsed by **4 of Paul's colleagues at Tributary Ventures, Inc.**

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## Recommendations

**Received (1)** Given (3)



**Jonathan Heng**
Creating customer experiences that deliver competitive advantage

Paul was a pleasure to work with. I appreciated his straightforward style and open collaboration. We found a way to overcome all challenges; grow the business and I attribute that to Paul's authentic personality and willingness to confront any

August 9, 2018, Jonathan was a client of Paul's

issue. I would enjoy any opportunity to with Paul again.

## Interests

**NPR**
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